UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from                      to

     Commission file number: 002-29180

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ProLogis 401(k) Savings Plan and Trust
(Formerly ProLogis Trust 401(k) Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ProLogis
14100 E. 35th Place
Aurora, CO 80011

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Financial Statements and Supplemental Information

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Independent Auditors’ Report

The Plan Committee
ProLogis 401(k) Savings Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan and Trust (formerly ProLogis Trust 401(k) Savings Plan) (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ProLogis 401(k) Savings Plan and Trust as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules for 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
May 29, 2003

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Statements of Net Assets Available for Plan Benefits

December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value	$11,784,000	11,386,122
Receivables:
Company contributions	538	281
Participant contributions	1,546	990

Net assets available for plan benefits	$11,786,084	11,387,393

See accompanying notes to financial statements.

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2002 and 2001

	2002	2001

Additions:
Contributions:
Employer	$523,420	586,519
Participant	1,857,375	1,602,079
Transfers in	31,756	—

Total contributions	2,412,551	2,188,598

Investment income (loss):
Net depreciation in fair value of investments	(1,490,012)	(1,454,109)
Interest and dividends	168,954	179,622

Total investment loss	(1,321,058)	(1,274,487)

Total additions	1,091,493	914,111

Deductions:
Benefits paid to participants	688,471	871,252
Administrative expenses	4,331	2,900

Total deductions	692,802	874,152

Net increase during the year	398,691	39,959
Net assets available for plan benefits:
Beginning of year	11,387,393	11,347,434

End of year	$11,786,084	11,387,393

See accompanying notes to financial statements

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

The following description of the ProLogis 401(k) Savings Plan and Trust (formerly ProLogis Trust 401(k) Savings Plan) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by ProLogis (the Company). The Plan covers all employees of the Company who have attained the age of 21 and on the first day of the next month following hire date for full-time employees or after completing 1,000 hours of service for part-time employees. Participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

Each year, participants may contribute up to 20% of their pretax annual compensation, as defined in the Plan, not to exceed $11,000 and $10,500 in 2002 and 2001, respectively. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of the first 6% of participants’ contributions. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2002 and 2001.

(c)	Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions, and an allocation of Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s account balance.

(d)	Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions vest based upon the following schedule:

Years of service	Vesting percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%

      (Continued)

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Notes to Financial Statements

December 31, 2002 and 2001

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into various investment options. Participant contributions may be invested in any or all of the investment options.

Company contributions must be invested in the Company’s stock fund, which invests primarily in the Company’s common stock.

(f)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59 1/2, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions.

(g)	Forfeited Accounts

Forfeited accounts totaled approximately $71,000 and $32,000 at December 31, 2002 and 2001, respectively. Forfeiture allocations are used to reduce Company discretionary contributions. As there were no Company discretionary contributions during 2002 or 2001, forfeitures were not used during the years ended December 31, 2002 and 2001.

(h)	Loans to Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the participant’s account balance. Interest rates on participant’s loans range from 6% to 10.5%. Principal and interest is paid ratably through regular payroll deductions.

(i)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Participation in the Plan is suspended for one year following the receipt of hardship withdrawal.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results may differ from those estimates.

      (Continued)

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Notes to Financial Statements

December 31, 2002 and 2001

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value based upon quoted market prices, except for participant loans which are stated at cost (which approximates their fair value).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized gains and losses, as reported in the accompanying statement of changes in net assets available for plan benefits, is the cumulative difference between the fair value and the related cost of the Plan’s investments. Such income (loss) is allocated to participants’ accounts based on relative participant account balances.

(e)	Administrative Expenses and Distributions

All administrative expenses of the Plan are paid by the Company at the Company’s discretion. Unless paid by the Company, such expenses will be a charge upon Plan assets and deducted by the Trustee to the extent permitted by applicable law. Distributions are recorded when paid.

(3)	Investments

The fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001 are as follows:

	2002	2001

ProLogis Stock Fund	$3,481,991	2,354,466
Pimco Total Return Class A Fund	949,941	460,728
MFS Strategic Growth Fund	1,346,885	2,217,120
MFS Emerging Growth Fund	1,011,611	1,628,493
Oppenheimer Quest Balanced Value Fund	878,654	1,027,241
MFS Value Fund	879,985	806,900
New Perspectives Global Fund	731,703	781,201

During 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001

Mutual funds	$(2,085,870)	(1,533,243)
Common stock	595,858	79,134

	$(1,490,012)	(1,454,109)

      (Continued)

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Notes to Financial Statements

December 31, 2002 and 2001

(4)	Nonparticipant-Directed Investments

The Company stock fund is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to this fund is as follows:

	2002	2001

Net assets:
ProLogis Stock Fund	$3,481,991	2,354,466

Changes in net assets:
Employer contributions	$641,440	428,646
Participant contributions	129,588	23,938
Net appreciation in fair value	595,858	184,648
Interest and dividends	4,596	—
Benefits paid to participants	(254,763)	(95,115)
Net interfund transfers	12,176	(21,330)
Administrative expenses	(1,370)	(679)

	$1,127,525	520,108

(5)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 10, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

SCHEDULE 1

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

Identify of party involved/
description of asset	Cost (a)	Current value

ProLogis Stock Fund*	$2,886,133	3,481,991

Collective investments:
MFS Institutional Fixed Fund*		448,511
Mutual funds:
SSGA Money Market Fund*		202,452
Pimco Total Return Class A Fund		949,941
Oppenheimer Quest Balanced Value Fund		878,654
MFS Value Fund*		879,985
Deutsche Equity 500 Index Fund		404,071
Security Cap U.S. Real Estate Shares*		194,463
MFS Strategic Growth Fund*		1,346,885
MFS Emerging Growth Fund*		1,011,611
New Perspectives Global Fund		731,703
Robertson Stephens Emerging Growth Fund		198,352
MFS Money Market Fund*		71,460
MFS Research International Fund*		17,651
MFS Bond Fund*		67,950
MFS New Discovery Fund*		22,876
MFS Mid Cap Growth Fund		20,018
MFS Moderate Asset Allocation Fund		15,551
MFS Aggressive Growth Allocation Fund		15,388
Personal Choice Accounts:
Conservative Portfolio Option		246,355
Moderate Portfolio Option		79,558
Aggressive Portfolio Option		132,633
Participant Loans, 6% to 10.5%		365,941

Total		$11,784,000

*	Represents a party-in-interest transaction.

(a)	Cost information omitted for investments that are fully participant-directed.

See accompanying independent auditors’ report.

SCHEDULE 2

PROLOGIS
401(k) SAVINGS PLAN AND TRUST
(Formerly ProLogis Trust 401(k) Savings Plan)

Schedule H, Line 4j — Schedule of Reportable Transactions

Year ended December 31, 2002

		Purchase transactions		Sales transactions

Current value
Identity							of asset on	Net
of party	Description	Number of	Cost of	Number of	Proceeds	Cost of	transaction	realized
involved	of asset	transactions	purchases	transactions	from sales	assets sold	date	gain

ProLogis	Common stock	20	$641,354	1	$255,385	216,039	255,385	39,346

See accompanying independent auditors’ report.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Investments Committee of the ProLogis 401(k) Savings Plan and Trust has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ProLogis 401(k) Savings Plan and Trust (Name of Plan)

Dated: June 26, 2003

	By:	/s/ Walter C. Rakowich
Walter C. Rakowich

EXHIBIT INDEX

Exhibit
Number	Description

23.2	Consent of Independent Auditors
99.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002